Exhibit 99.1

Critical Metals Corp. Announces the Appointment of Michael C. Ryan to Board of Directors

February 26, 2025

Seasoned U.S. Department of Defence executive brings more than 40 years of military and public sector experience as the Company advances strategic rare earth asset

NEW YORK, Feb. 26, 2025 (GLOBE NEWSWIRE) -- Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp” or the “Company”), a leading mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners, today announced that Michael C. Ryan has been appointed to serve as an independent director on the Company’s Board, effective March 1, 2025. Mr. Ryan will serve as Chairman of the Audit Committee and with his appointment, Critical Metals Corp’s Board is comprised of five directors.

Mr. Ryan brings a unique blend of experience to Critical Metals Corp, serving in the United States Air Force and more recently supporting the Secretary of Defense through his work as an Executive at the Department of Defense for the U.S. His appointment comes at an important time as the Company advances development of its Tanbreez Project in Greenland, one of the world's largest rare earth deposits containing over 27% heavy rare earth elements crucial for defense applications.

“Michael is a proven defense leader at the U.S. government, with an impressive and distinguished military background, which makes him the ideal candidate to help oversee our corporate governance as we develop an asset that is expected to produce essential materials for defense applications,” said Tony Sage, CEO and Chairman of Critical Metals Corp. “We look forward to leveraging Michael’s public sector know-how and familiarity with the military to help take Critical Metals Corp and our Tanbreez project to the next level.”

Mr. Ryan most recently served as Deputy Assistant Secretary of Defense for European and NATO Policy for the U.S. Department of Defense. In this role he supported the Secretary of Defense and oversaw policy issues related to the nations and international organizations of Europe (including the North Atlantic Treaty Organization and the European Union). While performing the duties of Assistant Secretary of Defense for International Security Affairs, he additionally oversaw defense policy regarding Russia, the Middle East, Africa, and the Western Hemisphere.

“Rare earth elements and other critical minerals are key for bolstering national security in the West, as they are the building blocks for next-generation defense applications that help us keep our borders safe,” said Mr. Ryan. “I am confident in Critical Metals Corp’s vision and the quality of its strategic critical minerals portfolio and look forward to working closely with the management team as they engage with key players throughout the defense industry’s ecosystem.”

Before his career working for the U.S. government, Mr. Ryan spent twenty-five years in the United States Air Force retiring at the rank of Colonel. He is a graduate of the French War College, served on Capitol Hill as a National Defense Fellow, and is a distinguished graduate of the National Intelligence University. Mr. Ryan graduated from the U.S. Air Force Academy with a degree in History and Soviet Studies and holds a Master’s Degree from Troy University in International Relations.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its flagship Project, Tanbreez, is one of the world's largest rare earth deposits and is located in Southern Greenland. Tanbreez has an estimated resource of 4.7 billion tonnes, including 28.2 million tonnes of total rare earth oxides. The deposit is expected to have access to key transportation outlets as the area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean.

Another key asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable asset in an expanding geostrategic critical metals portfolio.

With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://criticalmetalscorp.com/.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

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